					Exhibit 12

PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
For Fiscal Years Ended October 31, 2012 through 2016
(in millions except ratio amounts)

	2016	2015	2014	2013	2012

Earnings:
Pre-tax income from continuing operations	$153.5	$191.9	$205.1	$193.1	$171.7
Distributed income of unconsolidated affiliates	43.8	26.4	28.8	26.8	25.0
Fixed charges	82.4	81.3	72.6	57.5	47.0

Total Adjusted Earnings	$279.7	$299.6	$306.5	$277.4	$243.7

Fixed Charges:
Interest	$79.4	$78.4	$69.9	$54.8	$43.9
Amortization of debt expense	1.4	1.3	1.2	1.0	1.4
Amortization of loss - reacquired debt	0.2	0.2	0.2	0.2	0.2
One-third of rental expense	1.4	1.4	1.3	1.5	1.5

Total Fixed Charges	$82.4	$81.3	$72.6	$57.5	$47.0

Ratio of Earnings to Fixed Charges	3.40	3.68	4.22	4.82	5.19